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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)                      (b) IRS IDENT. NO.        (c) S.E.C. FILE NO.
General Maritime Corporation                                         06-159-7083                001-16531
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
1 (d) ADDRESS OF ISSUER                 STREET                CITY             STATE  ZIP CODE      (e) TELEPHONE NO.
                                   35 West 56th Street       New York           NY     10019         AREA CODE   NUMBER
                                                                                                       212      763-5600
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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT  (b) IRS IDENT. NO.  (c) RELATIONSHIP TO   (d) ADDRESS STREET     CITY    STATE  ZIP CODE
      THE SECURITIES ARE TO BE SOLD                             ISSUER            c/o General Maritime
         John C. Georgiopoulos                              Chief Administrative      Corporation       New York   NY     10019
                                                                  Officer         35 West 56th Street
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the
S.E.C. File Number.
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
3 (a)             (b)                      SEC USE ONLY  (c)            (d)             (e)           (f)             (g)
  Title of the   Name and Address of Each                Number of      Aggregate      Number of     Approximate     Name of Each
   Class of      Broker Through Whom the                 Shares or      Market         Shares or     Date of Sale    Securities
  Securities     Securities are to be                    Other Units    Value          Other Units   (See instr.     Exchange
  To Be Sold     Offered or Each Market                  To Be Sold     (See instr.    Outstanding    3(f))          (See instr.
                 Maker who is Acquiring                  (See instr.    3(d))          (See instr.   (MO. DAY YR)    3(g))
                 the Securities                          3(c))                         3(e))
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  Common Stock   Fidelity Investments                     10,000        $421,000.00      37,692,745     11/26/2004        NYSE
                 Restricted Stock Services                              (11/22/2004)
                 200 Liberty St. NY5M
                 New York, NY 10281
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  Common Stock   Mellon Investment Services               40,000       $1,684,000.00    37,692,745     11/22/2004        NYSE
                 LLC                                                   (11/22/2004)
                 44 Wall Street,
                 6th Floor
                 New York, NY
                 10005
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INSTRUCTIONS:
1. (a)  Name of issuer
   (b)  Issuer's I.R.S. Identification Number
   (c)  Issuer's S.E.C. file number, if any
   (d)  Issuer's address, including zip code

   (e)  Issuer's telephone number, including area code

2. (a)  Name of person for whose account the securities are to be sold
   (b)  Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d)  Such person's address, including zip code

 3. (a) Title of the class of securities to be sold
    (b) Name and address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
    (f) Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold


 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                         TABLE I - SECURITIES TO BE SOLD

 Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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     Title of           Date you           Nature of Acquisition Transaction                Name of Person from Whom Acquired
     the Class          Acquired                                                        (If gift, also give date donor acquired)
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
   Common Stock        11/26/2003       Exercise of options to purchase common stock             General Maritime Corporation
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   Common Stock        11/22/2004 (1)   Exercise of options to purchase common stock             General Maritime Corporation
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      Amount of        Date of Payment         Nature of Payment
 Securities Acquired
 --------------------- ----------------- -------------------------------
       10,000             11/26/2003         Cash payment of option
                                          exercise price of $6.06 per
                                                     share
 --------------------- ----------------- -------------------------------
       40,000             11/22/2004 (1)     Cash payment of option
                                          exercise price of $18.00 per
                                                     share
 --------------------- ----------------- -------------------------------

INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

    Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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                                                                                              Amount of
       Name and Address of Seller          Title of Securities Sold       Date of Sale      Securities Sold   Gross Proceeds
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
John C. Georgiopoulos                       Common Stock                   11/12/2004           2,500          $101,766.00
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
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John C. Georgiopoulos                       Common Stock                   11/12/2004           6,000          $244,848.00
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
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John C. Georgiopoulos                       Common Stock                   11/11/2004           8,000          $321,566.40
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
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John C. Georgiopoulos                       Common Stock                   11/11/2004           2,000          $80,955.00
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
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John C. Georgiopoulos                       Common Stock                   11/10/2004           8,000          $312,108.00
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
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REMARKS:

(1) Approximate date on which the securities are to be acquired. Exercise of options to purchase common stock, payment for the common stock, acquisition of the common stock and sale of the common stock will all occur on the same date.


INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

        11/22/2004                             /s/ John C. Georgiopoulos
-------------------------------            ------------------------------------
      DATE OF NOTICE                                 (SIGNATURE)


    The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

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
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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